UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                DSE Fishman, Inc.
                  ---------------------------------------------
                 (Name of Small Business Issuer in its charter)

      Nevada                                           56-2284320
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(State or other jurisdiction of                   (I.R.S. Employer
incorporation or organization)                      Identification No.)

     501 Manatee Avenue
     Suite B
     Holmes Beach, FL                                   34217
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(Address of principal executive offices)              (Zip Code)

Issuers's telephone number, including area code:  (941)779-2243
                                                  ----------------------

Securities to be registered pursuant to Section 12(b) of the Act:  NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK
                                                                  ------------




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain matters discussed in this registration statement on Form 10-SB are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as we "believe," "anticipate," "expect," "estimate" or words of similar meaning. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which are described in close proximity to such statements and which could cause actual results to differ materially from those anticipated as of the date of this registration statement. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included herein are only made as of the date of this report and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

         We may refer to ourselves in this document as "the Company," "we," or "us."

PART I, ITEM 1. DESCRIPTION OF BUSINESS

          DSE Fishman, Inc. was incorporated in the state of Nevada on July 15, 2002 to be a consulting firm. We are a development stage company that has not yet started our operations. Our mission is to provide consulting services to emerging companies in two areas:

     o   Small companies seeking to understand financing alternatives; and

     o Public companies looking to expand their visibility in the financial community.

We will not assist in raising capital or conducting any negotiations for financing but will give clients advice on market conditions, trends and structuring.

Strategy

         We will use our founder's contact base to identify initial clients. Our approach will be:

Private companies - Advise principals and management of their financing alternatives in a volatile marketplace. These alternatives will range from venture capital to debt financing to reaching the public equity markets. We will explain the alternatives as we perceive them, educate clients on the merits of each alternative and provide them with a realistic set of scenarios as to the likelihood of attaining particular alternatives. We will limit our role to providing advice, education and training and will not perform any functions to actually assist or negotiate in raising financing.

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         We will work with independent consultants to:

    o    Prepare or assist in the preparation of business plans; and

    o    Assess technology and markets.

We will also provide clients with advice on making their business more interesting or attractive to investors. Frequently this advice will relate to incorporating technology into certain aspects of the business or improving an entity's presence on the World Wide Web. We will work with or recommend independent consultants to assist clients in implementing these recommendations.

Public companies - We will assist small public companies to devise programs to increase their visibility in the financial community. We will work with independent consultants and public relations firms to assist clients in developing or assisting clients in developing packages and materials to be used for these purposes.

         We plan to operate domestically and will market our services through other professional service firms, principally local and regional accounting, consulting and law firms. We anticipate working with young private companies, as well as small public companies, that lack the resources to obtain services from older more established firms and which have little or no access to venture capital. We will attempt to negotiate fixed minimum fees for engagements. We may accept an equity participation in lieu of cash in settlement of fees if we believe that a client company has a viable business plan and a management team capable of implementing that plan. This will enable us to create a strong presence within this niche marketplace. We anticipate that our typical engagements will be for terms of six to eighteen months and will seek renewals wherever possible.

         Fishman is unable to estimate a time period as to when we will commence promotional activities because of our extremely limited financial resources. The timing of the implementation of Fishman's business strategy is dependent on our ability to obtain sufficient financing to undertake our plans. We do not believe that we need more than $150,000 to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use the funding, if obtained, to cover the salary of our founder and to pay for marketing materials and proposal efforts. We believe that this level of funding will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. Fishman cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital immediately upon the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

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         Fishman does not have any credit facilities or other commitments for debt or equity financing. If we are unable to obtain financing or if the financing that we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Competition

         Competition in our industry is intense and most of our competitors have greater financial resources than do we. Competition will come from a wide variety of law firms, investment relation firms, professional accounting and consulting firms as well as consulting services offered by venture firms, incubators, investment banks and others. We intend to compete based on the reputation and contacts of our founder and the creative and practical approach to services that we offer. We also are prepared to accept shares of clients' common stock to satisfy our fees in those cases in which we believe that the client has a viable business plan and capable management. We believe that the ability to receive services without having to pay cash fees gives us a significant marketing advantage with many emerging companies.

         No assurances can be given that our competitive strategy will be successful.

Employees

         At July 31, 2002, we had one employee, Doyle S. Elliott, who is not currently serving in a fulltime capacity. Mr. Elliott will devote approximately 10% of his time to us following the filing of this Form 10-SB. Mr. Elliott has broad bases of business contacts to develop client engagements and will develop increasing percentages of time if and when we obtain financing of at least $150,000.

Financial Information

         Our financial statements as of July 31, 2002 can be found starting on page 23.

Reports to Security Holders

         On the effective date of this registration statement, we will become a "reporting company" under the Securities Exchange Act of 1934 and will be subject to all of the rules and requirements applicable to reporting companies. These requirements include, at a minimum, the obligation to file periodic reports with the Securities and Exchange Commission, including an audited financial statement within 90 days of our fiscal year-end, and unaudited financial statements within 45 days of the end of each interim fiscal quarter. We will also be required to file Current Reports on Form 8-K with respect to certain developments, including such occurrences as a change of our certifying accountants, acquiring or disposing of a significant amount of assets, or a change of voting control. We will file these reports electronically on the SEC's Electronic Data Gathering, Analysis and Retrieval system , and they will be

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accessible to the general public via the SEC's website at http://www.sec.gov, or printed copies can be obtained by contacting the Company.

         These reporting requirements will represent a continuing burden on our cash and management resources whether or not we succeed in our business plan. Should we become unable to file our required reports, we may be forced to file to become a non-reporting company, in which case we will lose the benefits we sought to gain by becoming a reporting company.

PART I, ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         Fishman has not yet commenced revenue producing operations. The extent of operations over the next 12 months will be determined by:

    o    The amount of financing obtained, if any, and

    o    Our ability to negotiate non-cash compensation to satisfy commitments.

         We cannot predict what our level of activity will be over the next 12 months. We will not incur any cash obligations that we cannot satisfy with available resources. We will also not commence significant operations unless we obtain sufficient funding to cover salaries for at least six to nine months because many consulting projects may not have provisions for progress or advance payments. If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. To date, we have had no discussions or negotiations with any individuals or entities about potential strategic alliances, acquisitions or other similar arrangements.

Liquidity

          Fishman does not have any credit facilities or other commitments for debt or equity. No assurances can be given that advances when needed will be available. We do not believe that we need more than $150,000 to commence initial operations because we do not have a capital intensive business plan and can also use independent contractors to assist in many projects. We will use the funding, if obtained, to cover the salary of our founder and to pay for marketing materials and proposal efforts. We believe that this level of funding will permit us to function for up to one year during which time we would need to obtain some client engagements to continue in operation. Fishman cannot provide any assurances of the likelihood of us obtaining sufficient financing to undertake our operating plan. We will seek venture or angel capital immediately upon the effectiveness of this registration statement. If a market for our shares ever develops, of which there can be no assurances, we will seek to engage the services of an investment banking firm to assist us to obtain funding. To date, we have not sought any funding source and have not authorized any person or entity to seek out funding on our behalf.

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         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders. We have not had any conversations or discussions for any potential strategic alliance or similar transaction.

New Accounting Pronouncements

         No new pronouncement issued by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants or the Securities and Exchange Commission is expected to have a material impact on Fishman's financial position or reported results of operations.

         On April 30, 2002, the SEC proposed a disclosure requirement for companies to include a separately-captioned section regarding the application of critical accounting policies in the "Management's Discussion and Analysis" (MD&A) section of annual reports, registration statements and proxy and information statements. The Application of Critical Accounting Policies section would encompass both disclosure about the critical accounting estimates that are made by the company in applying its accounting policies and disclosure concerning the initial adoption of an accounting policy by a company.

         The SEC's proposals define an accounting estimate recognized in the financial statements as a "critical accounting estimate" if:

    o the accounting estimate requires a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made; and

    o different estimates that a company reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of a company's financial condition, changes in financial condition or results of operations.

The proposals would also require the following information in the MD&A section:

    o A discussion that identifies and describes the estimate, the methodology used, certain assumptions and reasonably likely changes;

    o An explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

    o A quantitative discussion of changes in line items in the financial statements and overall financial performance if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in certain assumption(s)

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         underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

    o A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance;

    o A statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors;

    o If the company operates in more than one segment, an identification of the segments of the company's business the accounting estimate affects; and

    o A discussion of the estimate on a segment basis, mirroring the one required on a company-wide basis, to the extent that a failure to present that information would result in an omission that renders the disclosure materially misleading.

The proposals also would include a requirement that companies update this part of the required disclosure to show material changes in their quarterly reports.

         This SEC proposal, if adopted, will affect Fishman's disclosure of estimates used in determining the percentage-of-completion completed in evaluating future long-term contracts and in assessing the value of noncash consideration received.

Risk Factors

Fishman is a development stage company with no operating history and anticipated losses.

         Fishman was incorporated in the state of Nevada on July 15, 2002 and has not yet initiated its principal business operations. We have no revenues and virtually no assets. A substantial portion of our activities has involved developing a business plan. Therefore, we have insufficient operating history upon which an evaluation of our future performance and prospects can be made. Fishman's future prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business. An investor in Fishman's common stock must consider the risks and difficulties frequently encountered by early stage companies operating in new and competitive markets. These risks include:

    o competition from entities that are much more established and have greater financial and technical resources than do we;

    o    need  to develop infrastructure;

    o    ability to access and obtain capital when required; and

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    o    dependence upon key personnel.

         Fishman cannot be certain that its business strategy will be successful or that it will ever be able to commence revenue generating activities. Furthermore, Fishman believes that it is probable that it will incur operating losses and negative cash flow for the foreseeable future.

Fishman has no financial resources, and its auditors' report states that there is substantial doubt about its ability to continue as a going concern.

         Fishman has virtually no financial resources and an operating loss accumulated during the development stage. Our auditors state in their opinion on Fishman's financial statements that this lack of resources causes substantial doubt about Fishman's ability to continue as a going concern. No assurances can be given that Fishman will generate sufficient revenue to continue as a going concern.

Fishman will need financing which may not be available.

         Fishman has not established a source of equity or debt financing. Fishman will require financing to establish its consulting services business and implement its strategic plan. There can be no assurance that financing will be available or found. If Fishman is unable to obtain financing, it may not be able to commence revenue producing activities.

         If we are unable to obtain financing or if the financing we do obtain is insufficient to cover any operating losses we may incur, we may substantially curtail or terminate our operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations.

         We have no committed source of financing. Wherever possible, we will attempt to use noncash consideration to satisfy obligations. In many instances, we believe that the noncash consideration will consist of shares of our stock. In addition, if a trading market develops for our common stock, we will attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing shareholders, and that dilution may be material.

Fishman's board of directors is authorized to issue substantial additional shares of stock, which would dilute the ownership of purchasers of common stock.

         Fishman is authorized to issue up to 24,000,000 shares of common stock, par value $.001 per share. Fishman's board of directors also has authority, without action or vote of the shareholders, to issue all or part of the authorized but unissued shares. Any such issuance will dilute the percentage ownership of shareholders and may further dilute the book value of the common stock. Such issuances may also serve to enhance existing management's ability to maintain control of the company.

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Fishman will be heavily dependent on the services of Doyle S. Elliott.

         Fishman's business strategy is completely dependent upon the knowledge and business contacts of Doyle S. Elliott its president. If Fishman were to lose the services of Mr. Elliott, it is unlikely that we would be able to implement our business plan even if some financing is obtained.

Fishman will need to engage and retain qualified employees and consultants to implement its strategy.

         Mr. Elliott will devote approximately 10% of his time to Fishman. He will devote additional percentages of his time if we obtain financing or receive sufficient levels of client engagements that require his time. Fishman will have to locate, engage and retain qualified and experienced professionals to undertake its plan. If it is unable to attract experienced industry professionals, it is unlikely that it will be able to generate a material amount of revenue. No assurances can be given that it will be able to locate, engage or retain qualified industry professionals.

The trading price of Fishman common stock is likely to be subject to significant fluctuations

         There can be no assurance as to the prices at which Fishman common stock will trade, if any trading market develops at all. Until Fishman common stock is fully distributed and an orderly market develops in Fishman common stock, if ever, the price at which such stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue. Prices for Fishman common stock will be determined in the marketplace and may be influenced by many factors, including:

    o    the depth and liquidity of the market for Fishman common stock,

    o developments affecting the business of Fishman generally and the impact of those factors referred to below in particular,

    o    investor perception of Fishman, and

    o    general economic and market conditions.

No assurance can be given that an orderly trading market or any trading market will ever develop for our stock.

Fishman common stock has no prior trading market or liquidity, and there can be no assurances that any trading market will develop.

         Prior to the date of this document, there has not been any established trading market for Fishman common stock. Application will be made to list the shares of Fishman common stock on the OTCBB although no assurances can be given

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as to the timing of that application or the likelihood of it being accepted. If the application is accepted, Fishman cannot predict the extent to which investor interest in the company will lead to the development of an active, liquid trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors.

         In addition, Fishman's common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock. Either of these factors could adversely affect the liquidity and trading price of our common stock. Also, the stock market in general has experienced extreme price and volume volatility that has especially affected the market prices of securities of many companies. At times, this volatility has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of Fishman's actual operating performance.

We may face damage to our professional reputation or legal liability if our future clients are not satisfied with our services.

         As a professional services firm, we will depend to a large extent on our future relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or products it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations, we could be subject to legal liability or loss of client relationships. Our contracts will typically include provisions to limit our exposure to legal claims relating to our services and the applications we develop, but these provisions may not protect us or may not be enforceable in all cases. Although, no assurances can be given that we will retain clients in the foreseeable future.

Our future engagements with clients may not be profitable.

         When making proposals for engagements, we plan to estimate the costs and timing for completing the projects. These estimates will reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

         In addition, as consultants, a client will typically retain us on an engagement-by-engagement basis, rather than under long-term contracts, and a substantial majority of our contracts and engagements may be terminated by the client with short notice and without significant penalty. Furthermore, because large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

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         In many cases, we will consider accepting equity securities of our client in satisfaction of our fee. These clients will often be small and have illiquid markets for their securities. As a result we may be unable to sell the shares or convert them to a more liquid asset.

The consulting and information technology markets are highly competitive, and we may not be able to compete effectively.

         The management consulting, financial and accounting services, and e-business and technology services markets in which we will operate include a large number of participants and are highly competitive. Our primary competitors include:

    o large and regional accounting, consulting and other professional service firms;

    o    information technology service providers;

    o    application service providers;  and

    o    local consulting arms within venture capital and similar firms.

There are no assurances that we will be able to compete in this marketplace in the foreseeable future.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

         Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. We may rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we plan to take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

         For all of the foregoing reasons and others set forth herein, an investment in these securities involves a high degree of risk. Any person considering an investment in the securities offered hereby should be aware of these and other risk factors set forth in this Form 10-SB.

PART I, ITEM 3. DESCRIPTION OF PROPERTY

         We currently operate out of a facility in Holmes Beach, Florida provided to us by our founder.

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PART I, ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         As of July 31, 2002, we had 9,000,000 shares of common stock outstanding which are held by five shareholders. The chart below sets forth the ownership, or claimed ownership, of certain individuals and entities. This chart discloses those persons known by the board of directors to have, or to claim to have, beneficial ownership of more than 5% of the outstanding shares of our common stock as of July 31, 2002; of all directors and executive officers of the company; and of our directors and officers as a group.

Name and Address of            Number of Shares
Beneficial Owner (1)           Beneficially Owned     Percent of Class
--------------------------------------------------------------------------------
Doyle S. Elliott               7,560,000                     84%

Peter Moroz                         -                        -

Officers and Directors
as a group (2 members)         7,560,000                     84%
-----------------------
(1) The address for each person is 501 Manatee Avenue, Suite B, Holmes Beach, FL 34217.

PART 1, ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our management consists of:

Name                            Age             Title
--------------------------------------------------------------------------------
Doyle S. Elliott                45       Director, president, CEO and chairman

Peter Moroz                     29       Director

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Doyle S. Elliott - founded us in 2002. Mr. Elliott was the owner and president of Clay Greene Nesibit Inc, from 1980 to 1985; CGN was a men's clothing store with four locations. Mr. Elliott sold the operations in 1985. He was a broker and branch manager with Blinder Robinson, Inc. from 1985 to 1991. Mr. Elliott was a branch manager and district manager at Kober Financial from 1991 to 1993, when Cohig & Associates purchased Kober Financial, where Mr. Elliott was the National Sales Manager from 1993 to 1995. Mr. Elliott was with Schneider Securities from 1995 to 1996. Mr. Elliott was with Kashner Davidson Securities, Inc. from 1996 to 2001 where he headed corporate finance. He became a consultant in 2002. Mr. Elliott holds a Bachelor of Business Administration from Morehead State University.

Peter Moroz - is president of M & W Environmental, Inc., a privately-held Florida-based company. Prior to that, he was a retail stockbroker at Kashner Davidson Securities, Inc. from 1994 to 2001.

Board of Directors

         All directors hold office until the completion of their term of office, which is not longer than three years, or until their successors have been elected. Fishman has a staggered board of directors. All officers are appointed annually by the board of directors and, subject to existing employment agreements, serve at the discretion of the board. Currently, directors receive no compensation. In the future, Fishman will consider a directors' stock option plan.

Committees of the Board of Directors

         Concurrent with having sufficient members and resources, the Fishman board of directors will establish an audit committee and a compensation committee. The audit committee will review the results and scope of the audit and other services provided by the independent auditors and review and evaluate the system of internal controls. The compensation committee will manage the stock option plan and review and recommend compensation arrangements for the officers. No final determination has yet been made as to the memberships of these committees or when we will have sufficient members to establish committees.

         All directors will be reimbursed by Fishman for any expenses incurred in attending directors' meetings provided that Fishman has the resources to pay these fees. Fishman will consider applying for officers and directors liability insurance.

Stock Option Plan

         Fishman has a stock option plan that expires in 2012 and enables Fishman to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant or 110% of fair market value for owners of ten percent or more of the common stock. Other options and stock appreciation rights may be granted on terms determined by the compensation committee of the board of directors.

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         No options are outstanding.

Executive Compensation

         No officer, director or employee has received any compensation to date, and no director, officer or employee has a contract or commitment to receive annual compensation in excess of $100,000. Each officer and director will be paid a negotiated percentage of profits for the events that they arrange. They will receive no other compensation from us until we are operating profitably.

Conflicts of Interest

         None of our key personnel is required to commit full time to our affairs and, accordingly, these individuals may have conflicts of interest in allocating management time among their various business activities. In the course of their other business activities, certain key personnel may become aware of investment and business opportunities which may be appropriate for presentation to us, as well as the other entities with which they are affiliated. As such, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

         Each officer and director is, so long as he is officer or director subject to the restriction that all opportunities contemplated by our plan of operation that come to his attention, either in the performance of his duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that he is affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we or the companies to which the officer or director is affiliated each desire to take advantage of an opportunity, then the applicable officer or director would abstain from negotiating and voting upon the opportunity. However, the officer or director may still take advantage of opportunities if we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy in connection with these types of transactions.

PART 1, ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.

PART 1, ITEM 8. DESCRIPTION OF SECURITIES

Introduction

         Fishman is authorized to issue 24,000,000 shares of common stock and 1,000,000 shares of preferred stock.

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Preferred Stock

         Fishman's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, Fishman's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. Although Fishman has no present intention to issue any shares of preferred stock, there can be no assurance that Fishman will not do so in the future.

Common Stock

         There are 9,000,000 shares of common stock issued and outstanding at July 15, 2002 held by five shareholders. The holders of Fishman's common stock:

    o have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

    o are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

    o do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

    o are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Authorized but Unissued Capital Stock

         Nevada law does not require stockholder approval for any issuance of authorized shares. However, the marketplace rules of the Nasdaq, which would apply only if Fishman's common stock were listed on the Nasdaq, require stockholder approval of certain issuances of common stock equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock, including in connection with a change of control of Fishman, the acquisition of the stock or assets of another company or the sale or issuance of common stock below the book or market value price of such stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

         One of the effects of the existence of unissued and unreserved common stock may be to enable the board of directors of Fishman to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Fishman by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of Fishman's management and possibly deprive the stockholders of opportunities to sell their shares of Fishman common stock at prices higher than prevailing market prices.

No Preemptive Rights

         No holder of any class of stock of Fishman has any preemptive right to subscribe to any securities of Fishman of any kind or class.

Shareholder Matters

         As a Nevada corporation, we are subject to the Nevada Revised Statutes ("NRS" or "Nevada law"). Certain provisions of Nevada law create rights that might be deemed material to our shareholders. Other provisions might delay or make more difficult acquisitions of our stock or changes in our control or might also have the effect of preventing changes in our management or might make it more difficult to accomplish transactions that some of our shareholders may believe to be in their best interests.

Dissenters' Rights. Among the rights granted under Nevada law which might be considered material is the right for shareholders to dissent from certain corporate actions and obtain payment for their shares (see Nevada Revised Statutes ("NRS") 92A.380-390). This right is subject to exceptions, summarized below, and arises in the event of mergers or plans of exchange. This right normally applies if shareholder approval of the corporate action is required either by Nevada law or by the terms of the articles of incorporation.

A shareholder does not have the right to dissent with respect to any plan of merger or exchange, if the shares held by the shareholder are part of a class of shares which are (1) listed on a national securities exchange, (2) included in the national market system by the National Association of Securities Dealers, or
(3) held of record by not less than 2,000 holders. This exception notwithstanding, a shareholder will still have a right of dissent if it is provided for in the articles of incorporation or if the shareholders are required under the plan of merger or exchange to accept anything but cash or owner's interests, or a combination of the two, in the surviving or acquiring entity, or in any other entity falling in any of the three categories described above in this paragraph.

Inspection Rights. Nevada law also specifies that shareholders are to have the right to inspect company records (see NRS 78.105). This right extends to any person who has been a shareholder of record for at least six months immediately preceding his demand. It also extends to any person holding, or authorized in writing by the holders of, at least 5% of outstanding shares. Shareholders having this right are to be granted inspection rights upon five days' written notice. The records covered by this right include official copies of (1) the articles of incorporation, and all amendments thereto, (2) bylaws and all amendments thereto; and (3) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them, respectively. In lieu of the stock ledger or duplicate stock ledger, Nevada law provides that the corporation may keep a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including street and number, if any, where the stock ledger or duplicate stock ledger specified in this section is kept.

Control Share Acquisitions. Sections 78.378 to 78.3793 of Nevada law contain provisions that may prevent any person acquiring a controlling interest in a Nevada-registered company from exercising voting rights. To the extent that these rights support the voting power of minority shareholders, these rights may also be deemed material. These provisions will be applicable to us as soon as we have 200 shareholders of record with at least 100 of these having addresses in Nevada as reflected on our stock ledger. While we do not yet have the required number of shareholders in Nevada or elsewhere, it is possible that at some future point we will reach these numbers and, accordingly, these provisions will become applicable. We do not intend to notify shareholders when we have reached the number of shareholders specified under these provisions of Nevada law. Shareholders can learn this information pursuant to the inspection rights described above and can see the approximate number of our shareholders by checking under Item 5 of our annual reports on Form 10-KSB. This form is filed with the Securities and Exchange Commission within 90 days of the close of each fiscal year hereafter. You can view these and our other filings at www.sec.gov in the "EDGAR" database.

Under NRS Sections 78.378 to 78.3793, an acquiring person who acquires a controlling interest in company shares may not exercise voting rights on any of these shares unless these voting rights are granted by a majority vote of our disinterested shareholders at a special shareholders' meeting held upon the request and at the expense of the acquiring person. If the acquiring person's shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote for authorizing voting rights for the control shares, is entitled to demand payment for the fair value of their shares, and we must comply with the demand. An "acquiring person" means any person who, individually or acting with others, acquires or offers to acquire, directly or indirectly, a controlling interest in our shares. "Controlling interest" means the ownership of our outstanding voting shares sufficient to enable the acquiring person, individually or acting with others, directly or indirectly, to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more of the voting power of our shares in the election of our directors. Voting rights must be given by a majority of our disinterested shareholders as each threshold is reached or exceeded. "Control shares" means the company's outstanding voting shares that an acquiring person acquires or offers to acquire in an acquisition or within 90 days immediately preceding the date when the acquiring person becomes an acquiring person.

These Nevada statutes do not apply if a company's articles of incorporation or bylaws in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provide that these provisions do not apply.

According to NRS 78.378, the provisions referred to above will not restrict our directors from taking action to protect the interests of our Company and its shareholders, including without limitation, adopting or executing plans, arrangements or instruments that deny rights, privileges, power or authority to a holder of a specified number of shares or percentage of share ownership or voting power. Likewise, these provisions do not prevent directors or shareholders from including stricter requirements in our Articles of Incorporation or Bylaws relating to the acquisition of a controlling interest in the Company.

Our Articles of Incorporation and Bylaws do not exclude us from the restrictions imposed by NRS 78.378 to 78.3793, nor do they impose any more stringent requirements.

Certain Business Combinations. Sections 78.411 to 78.444 of the Nevada law may restrict our ability to engage in a wide variety of transactions with an "interested shareholder." As was discussed above in connection with NRS 78.378 to 78.3793, these provisions could be considered material to our shareholders, particularly to minority shareholders. They might also have the effect of delaying or making more difficult acquisitions of our stock or changes in our control. These sections of NRS are applicable to any Nevada company with 200 or more stockholders of record and that has a class of securities registered under
Section 12 of the 1934 Securities Exchange Act, unless the company's articles of incorporation provide otherwise. By this registration statement, we are registering our common stock under Section 12(g) of the Exchange Act. Accordingly, upon the effectiveness of this registration statement on Form 10-SB we will be subject to these statutes as our Articles of Incorporation do not exempt us from them.

         These provisions of Nevada law prohibit us from engaging in any "combination" with an interested stockholder for three years after the interested stockholder acquired the shares that cause him to become an interested shareholder, unless he had prior approval of our Board of Directors. The term "combination" is described in NRS 78.416 and includes, among other things, mergers, sales or purchases of assets, and issuances or reclassifications of securities. If the combination did not have prior approval, the interested shareholder may proceed after the three-year period only if the shareholder receives approval from a majority of our disinterested shares or the offer meets the requirements for fairness that are specified in NRS 78.441-42. For the above provisions, "resident domestic corporation" means a Nevada corporation that has 200 or more shareholders. An "interested stockholder" is defined in NSR 78.423 as someone who is either:

    |X| the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding voting shares; or

    |X| our affiliate or associate and who within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our outstanding shares at that time.

Directors' Duties. Section 78.138 of the Nevada law allows our directors and officers, in exercising their powers to further our interests, to consider the interests of our employees, suppliers, creditors and customers. They can also consider the economy of the state and the nation, the interests of the community and of society and our long-term and short-term interests and shareholders, including the possibility that these interests may be best served by our continued independence. Our directors may resist a change or potential change in control if they, by a majority vote of a quorum, determine that the change or potential change is opposed to or not in our best interest. Our Board of Directors may consider these interests or have reasonable grounds to believe that, within a reasonable time, any debt which might be created as a result of the change in control would cause our assets to be less than our liabilities, render us insolvent, or cause us to file for bankruptcy protection

Amendments to Bylaws. Our Articles of Incorporation provide that the power to adopt, alter, amend, or repeal our Bylaws is vested exclusively with the Board of Directors. In exercising this discretion, our Board of Directors could conceivably alter our Bylaws in ways that would affect the rights of our shareholders and the ability of any shareholder or group to effect a change in our control; however, the Board would not have the right to do so in a way that would violate law or the applicable terms of our Articles of Incorporation.

Quoting and Trading of Fishman's Common Stock

         Prior to the date of this document, there has not been any established trading market for Fishman's common stock. Application will be made to quote the shares of Fishman's common stock on the OTCBB under the proposed symbol "FSMN." There can be no assurance as to the prices at which Fishman's common stock will trade if a trading market develops, of which there can be no assurance. Until Fishman's common stock is fully distributed and an orderly market develops, if ever, in Fishman's common stock, the price at which it trades is likely to fluctuate significantly. Prices for Fishman's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for shares of Fishman's common stock, developments affecting the businesses of Fishman generally, including the impact of the factors referred to in "Risk Factors," investor perception of Fishman and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for the shares of our common stock.

Penny Stock Restrictions

         Until Fishman's shares of common stock qualify for inclusion in the Nasdaq system, if ever, the trading of its securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTCBB. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the securities offered.

         SEC Rule 15g-9 establishes the definition of a "penny stock," for purposes relevant to Fishman, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to a limited number of exceptions. It is likely that our shares will be considered to be penny stocks. For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person's account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth

    o the basis on which the broker or dealer made the suitability determination and

    o that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

General Market Risks

         There is no public market for Fishman's common stock, and there can be no assurance that any market will develop in the foreseeable future. Transfer of Fishman's common stock may also be restricted under the securities or blue sky laws of various states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time. Fishman's proposed trading symbol does not imply that a liquid and active market will be developed or sustained for its common stock.

         The market price for Fishman's common stock, if publicly traded, is likely to be highly volatile and subject to wide fluctuations in response to factors, many of which are beyond its control, including the following:

    o    actual or anticipated variations in quarterly operating results;

    o announcements by Fishman or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    o    additions or departures of key personnel;

    o    sales or issuances of additional shares of common stock; and

    o    potential litigation or regulatory matters.

         The market prices of the securities of microcap companies have been especially volatile. Broad market and industry factors may adversely affect the market price of Fishman's common stock, regardless of Fishman's actual operating performance. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. A stockholder lawsuit could result in substantial costs and a diversion of management's attention and resources and would adversely affect Fishman's stock price.

         The sale or availability for sale of a substantial number of shares of Fishman's common stock in the public market pursuant to Rule 144 under the Securities Act of 1933 or otherwise, could materially adversely affect the market price of the common stock and could impair the company's ability to raise additional capital through the public or private sale of its securities. All of the 9,000,000 shares of common stock currently held by Fishman's management are "restricted securities," as that term is defined in Rule 144 and may, under certain circumstances, be sold without registration under the Securities Act of 1933. The availability of Rule 144 to the holders of Fishman's restricted securities would be conditioned on, among other factors, the availability of certain public information concerning Fishman.

         Fishman has 24,000,000 authorized shares of common stock. The board of directors, without stockholder approval, could issue up to 15,000,000 shares of common stock upon whatever terms it determines to whomever it determines, including persons or entities that would help its present management.


                                     PART II

PART II, ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         There is no current market for the shares of our common stock. There can be no assurance that a liquid market will develop in the foreseeable future. Transfer of our common stock may also be restricted under the securities or blue sky laws of certain states and foreign jurisdictions. Consequently, investors may not be able to liquidate their investments and should be prepared to hold the common stock for an indefinite period of time.

         We have never paid any cash dividends on shares of our common sock and do not anticipate that we will pay dividends in the foreseeable future. We intend to apply any earnings to fund the development of our business. The purchase of shares of common stock is inappropriate for investors seeking current or near term income.

PART II, ITEM 2. LEGAL PROCEEDINGS.

         We are not involved in any litigation.

PART II, ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         We have no disagreements with our accountants on the accounting and financial disclosures contained in this registration statement or as an exhibit hereto.

PART II, ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

            During the three years preceding the filing of this Form 10-SB, Registrant has issued securities without registration under the Securities Act on the terms and circumstances described in the following paragraphs:

    1. In July 2002, 9,000,000 shares of common stock were issued and sold for $9,000 in cash and services to five individuals as founders.

         The foregoing issuances and sales of securities were effected in reliance upon the exemption from registration provided by section 4(2) under the Securities Act of 1933, as amended.

PART II, ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Fishman's Certificate of Incorporation provides that Fishman shall indemnify directors and officers to the fullest extent permitted by the laws of the state of Nevada as set forth in Nevada Revised Statutes (NRS) Chapter 78. Fishman Certificate of Incorporation, as amended, also provides that a director of Fishman shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the exemption from liability or limitation thereof is not permitted under Nevada Law as the law exists or may be amended in the future.

         Fishman has been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Fishman will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

         There is no pending litigation or proceeding involving a director or officer as to which indemnification is or may be sought.

                              FINANCIAL STATEMENTS

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
DSE Fishman, Inc.
(A Development Stage Company)
Holmes Beach, Florida

We have audited the accompanying balance sheet of DSE Fishman, Inc. (a development stage company) as of July 31, 2002 and the related statements of operations, stockholders' equity and cash flows for the period from July 15, 2002 (inception) to July 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DSE Fishman, Inc. (a development stage company) as of July 31, 2002 and the results of its operations and its cash flows for the period from July 15, 2002 (inception) to July 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company with, among other things, no significant operating revenues to date which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 /s/ Sherb & Co., LLP
                                                    --------------------------
                                                     Sherb & Co., LLP


New York, New York
August 14, 2002


                                      F-1                                     23

                                DSE FISHMAN, INC.
                          (A Development Stage Company)
                                  Balance Sheet
                                  July 31, 2002


                                     ASSETS


CURRENT ASSETS:

   Cash                                                        $   -
                                                                --------
     Total Current Assets                                          -
                                                                --------

TOTAL ASSETS                                                   $   -
                                                                ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accrued expenses                                               $   -
                                                                --------
     Total Current Liabilities                                     -
                                                                --------

STOCKHOLDERS' EQUITY:

Preferred stock at $0.001 par value; 1,000,000 shares
    authorized, -0- outstanding                                    -
Common stock at $0.001 par value; authorized 24,000,000
    shares; 9,000,000 shares issued and outstanding               9,000
Additional paid-in capital                                        1,000
Deficit accumulated during the development stage                (10,000)
                                                                --------
     Total Stockholders' Equity                                    -
                                                                --------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $   -
                                                                ========

   The accompanying notes are an integral part of these financial statements.

                                      F-2                                     24

                                DSE FISHMAN, INC.
                          (A Development Stage Company)
                             Statement of Operations








                                                         July 15, 2002
                                                        (inception) to
                                                         July 31, 2002
                                                         -------------
Revenue                                                   $   -

Expenses                                                    10,000
                                                           -------
Net loss                                                  $(10,000)
                                                           =======

Basic and diluted loss per share                          $   (.00)
                                                           =======
Weighted average number of
 common shares outstanding                               9,000,000
                                                         =========


   The accompanying notes are an integral part of these financial statements.

                                      F-3                                     25

                                DSE FISHMAN, INC.
                          (A Development Stage Company)
                      Statement of Stockholders' Deficiency
                 From July 15, 2002 (Inception) to July 31, 2002






                                                                                         Deficit
                                                                                        Accumulated
                                      Common Stock        Additional                    During the
                                      ------------         Paid-in       Prepaid        Development
                                Shares        Amount       Capital      Expenses           Stage
                             ------------- ------------- ------------- ------------- ---------------
Inception on July 15, 2002        -           $ -           $ -           $ -             $ -
                             ------------- ------------- ------------- ------------- ---------------
Common stock issued for
 cash and services at
 $0.001 per share,
 July 15, 2002               9,000,000         9,000         1,000          -               -

Net loss for the period
 from inception on
 July 15, 2002                    -             -             -             -            (10,000)
                             ------------- ------------- ------------- ------------- ---------------
Balance, July 31, 2002       9,000,000        $9,000        $1,000          -           $(10,000)
                             ============= ============= ============= ============= ===============






   The accompanying notes are an integral part of these financial statements.

                                      F-4                                     26

                                DSE FISHMAN, INC.
                          (A Development Stage Company)
                             Statement of Cash Flows







                                                         July 15, 2002
                                                         (inception)to
                                                         July 31, 2002
                                                         -------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss                                                   $ (10,000)
                                                             --------
Net Cash (Used) by Operating Activities                      (10,000)
                                                             --------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock for cash                             10,000
                                                             --------
Net Cash Provided by Financing Activities                     10,000
                                                             --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:               -

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                -
                                                             --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 $    -
                                                             ========

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES:
Cash Paid For:

Interest                                                   $    -
                                                             ========
Income taxes                                               $    -
                                                             ========



    The accompanying notes are an integral part of these financial statement


                                      F-5                                     27

                                DSE FISHMAN, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                  July 31, 2002


NOTE 1 -        ORGANIZATION

         DSE Fishman, Inc. (the "Company") was incorporated under the laws of the State of Nevada on July 15, 2002 (inception). The Company, which has not yet begun revenue producing operations, will operate as a consulting firm. The Company is considered a development stage company as defined by Statements of Financial Accounting Standards No. 7.

NOTE 2 -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                a.  Accounting Method

                The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a fiscal year ending on July 31.

                b.  Provision for Taxes

                At July 31, 2002, the Company had net operating loss carryforwards of approximately $10,000 that may be offset against future taxable income through 2021. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements because the Company believes that realization is not likely. Accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance.

                The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:


                 Income tax benefit at statutory rate             $ 3,800
                 Change in valuation allowance                     (3,800)
                                                                   -------
                 Total                                            $  -
                                                                   =======

                Deferred tax assets (liabilities) at July 31, 2002 are comprised of the following:

                Net operating loss carryforwards                  $ 3,800
                Allowance                                          (3,800)
                                                                   -------
                Net                                               $  -
                                                                   =======

                                      F-6                                     28

                If substantial changes in the Company's ownership should occur, there would be an annual limitation of the amount of net operating loss carryforwards that could be utilized by the Company.

                c.  Cash Equivalents

                The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                d.  Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                e.  Basic Loss Per Common Share

                Basic loss per common share has been calculated based on the weighted average number of shares outstanding during the period after giving retroactive effect to stock splits.

                f.  Recently Issued Accounting Standards

                In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations. "SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 did not have an impact on the financial statements.

                In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for the impairment of existing goodwill and other intangibles. The adoption of SFAS No. 142 did not have a significant impact on the financial statements.

                                      F-7                                     29

                In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for all fiscal years beginning after June 15, 2002; however, early adoption is encouraged. In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001 and supersedes SFAS 121 while retaining many of its requirements. The adoption of SFAS No. 143 and 144 did not have an impact on the financial statements.

                In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and certain provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 requires that long-lived assets to be disposed of by sale, including discontinued operations, be measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS 144 also broadens the reporting requirements of discontinued operations to include all components of an entity that have operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The provisions of SFAS 144 are effective for fiscal years beginning after December 15, 2001. The implementation of these standards had no impact on the Company's results of operations and financial position.

                g.   Revenue Recognition

                The Company will develop its revenue recognition policies when planned principal operations commence.

                h.   Stock Options and Warrants

                As permitted by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), the Company has elected to measure and record compensation cost relative to employee stock option and warrant costs in accordance with Accounting Principles Board (`APB") Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations and will make pro forma disclosures of net

                                       F-8                                    30
                income and earnings per share as if the fair value method of valuing stock options and warrants had been applied. Under APB Opinion 25. compensation cost is recognized for stock options and warrants granted to employees when the option or warrant price is less than the market price of the underlying common stock on the date of grant.


NOTE 3 -        GOING CONCERN

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs to allow it to continue as a going concern. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines as a means of financing its operations. If the Company is unable to obtain financing or if the financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.


NOTE 4 -        SHAREHOLDERS' EQUITY

         On July 15, 2002, the Board of Directors issued 9,000,000 shares of common stock for $9,000 in services to the founding shareholders of the Company.

Preferred Stock

         The Company's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. At July 31, 2002, the Company had no shares of preferred stock issued and outstanding.

Common Stock

         The holders of the Company's common stock:

    o Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

                                      F-9                                     31

    o Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

    o Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

    o Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Stock Option Plan

         The Company has a stock option plan which expires ten years from July 15, 2002, the date adopted, and enables it to grant incentive stock options, nonqualified options and stock appreciation rights for up to an aggregate of 1,500,000 shares of its common stock. Incentive stock options granted under the plan must conform to applicable federal income tax regulations and have an exercise price not less than the fair market value of shares at the date of grant (110% of fair market value for ten percent or more stockholders). Other options and SARs may be granted on terms determined by the board of directors or a committee of the board of directors. No options or other awards have been granted as of July 31, 2002.



                                      F-10                                    32

                                    PART III

          PART III, ITEMS 1 AND 2. INDEX TO AND DESCRIPTION OF EXHIBITS


(a)     Financial statements filed as part of the Registration Statement


Independent Auditors' Report............................................. 23

Balance Sheet.............................................................24

Statements of Operations..................................................25

Statement of Stockholders' Equity.........................................26

Statements of Cash Flows..................................................27

Notes to the Financial Statements.........................................28





(b)      Exhibits



3.1        Articles of Incorporation
3.2        By-Laws
4.1        Specimen of Certificate of Common Stock
10.1       Stock Option Plan

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DSE FISHMAN, INC.



By:/s/ Doyle S. Elliott
       ---------------------
       Doyle S. Elliott
       President and CFO



         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE                        TITLE                       DATE
--------------------------------------------------------------------------------
/s/ Doyle S. Elliott            Director                     September 9, 2002
--------------------
Doyle S. Elliott

/s/ Peter Moroz                 Director                     September 9, 2002
---------------
Peter Moroz






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